Page 1 of 12 Pages

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                            SAGA COMMUNICATIONS, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, CLASS A
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   786598102
             -----------------------------------------------------
                                 (CUSIP Number)

                  Linda S. Martinson, Esq. (212) 583-2000
                767 Fifth Avenue, 24th Floor, New York, NY 10153
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SEC 1746 (12-91)

CUSIP No. 786598102                        Page 2 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Group, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              477,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,177,147
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               477,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       3,177,147
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,647
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786598102                        Page 3 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            477,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             589,747
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             477,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       589,747
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,067,247
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786598102                        Page 4 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAMCO, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,587,400
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,587,400
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,587,400
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786598102                        Page 5 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Capital Management, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            477,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             589,747
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             477,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       589,747
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,067,247
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786598102                        Page 6 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Baron Asset Fund
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,312,400
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       2,312,400
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,312,400
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV, OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786598102                        Page 7 of 12 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ronald Baron
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(C) OR 2(E)    [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              477,500
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             3,177,147
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               477,500
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       3,177,147
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,654,647
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        41.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC, IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                             Page 8 of 12 Pages

Item 1.   Security and Issuer
          (a)  Name of Issuer:
               Saga Communications, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               73 Kercheval Avenue
               Grosse Pointe Farms, MI 48236
          (c)  Title and Class of Securities:
               Common Stock, Class A

Item 2.   Identity and Background
          (a)  Name:
               Baron Capital Group, Inc. ("BCG")
               Baron Capital, Inc. ("BCI")
               BAMCO, Inc. ("BAMCO")
               Baron Capital Management, Inc. ("BCM")
               Baron Asset Fund ("BAF")
               Ronald Baron
          (b)  Business Address:
               767 Fifth Avenue
               24th Floor
               New York, NY 10153
          (c)  Present Principal Business or Employment:
               BCG:          Holding company
               BCI:          Broker/Dealer, holding company
               BAMCO:        Investment adviser
               BCM:          Investment adviser
               BAF:          Registered investment company
               Ronald Baron: President: BCG, BCI, BAMCO, BCM; CEO of BAF
                    767 Fifth Avenue
                    24th Floor
                    New York, NY 10153
          (d)  Record of Convictions:
               During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Filing Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               BCG, BCI, BAMCO and BCM are New York corporations. BAF is a Massachusetts business trust. Ronald Baron is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration
           BAMCO directed the purchase of 2,587,400 shares of the issuer for its investment advisory clients for an aggregate purchase price of $33,979,383. Of those shares, 2,312,400 were purchased for the account of BAF, for a total purchase price of $30,174,831. BCM directed the purchase of 1,067,247 shares of the issuer for its investment advisory clients for an aggregate purchase price of $12,056,863. All of the shares were paid for by cash assets in the respective clients' accounts and by margin borrowings for the account of one BCM client pursuant to standard margin agreements with Spear, Leeds & Kellogg.

                                               Page 9 of 12 Pages

  Item 4.  Purpose of Transaction
           The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. Filing Persons reserve the right to discuss management and other proposals with other persons.

  Item 5.  Interest in Securities of the Issuer
           (a) Amount and percentage beneficially owned:
               BCG:            3,654,647         41.3%*
               BCI:            1,067,247         12.0%*
               BAMCO:          2,587,400         29.2*
               BCM:            1,067,247         12.0%*
               BAF:            2,312,400         26.1%
               Ronald Baron:   3,654,647         41.3%*
                *Disclaims beneficial ownership of these shares
           (b) Number of shares as to which such person has:
               (i)   sole power to vote or direct the vote:
                     BCG*:              477,500
                     BCI*:              477,500
                     BAMCO*:                  0
                     BCM*:              477,500
                     BAF:                     0
                     Ronald Baron*:     477,500
               (ii)  shared power to vote or direct the vote:
                     BCG*:            3,177,147
                     BCI*:              589,747
                     BAMCO*:          2,587,400
                     BCM*:              589,747
                     BAF:             2,312,400
                     Ronald Baron*:   3,177,147
              (iii)  sole power to dispose or to direct the disposition:
                     BCG*:              477,500
                     BCI*:              477,500
                     BAMCO*:                  0
                     BCM*:              477,500
                     BAF:                     0
                     Ronald Baron*:     477,500
               (iv)  shared power to dispose or direct the disposition:
                     BCG*:            3,177,147
                     BCI*:              589,747
                     BAMCO*:          2,587,400
                     BCM*:              589,747
                     BAF:             2,312,400
                     Ronald Baron*:   3,177,147
               *Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (BCG and Ronald Baron with respect to all of the shares; BCI with respect to the BCM shares; BAMCO with respect to the BAF shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investment partnerships for which BCM and Ronald Baron serve as general partners.
           (c) A schedule of transactions effected in the last thirty-six days is attached hereto.

                                              Page 10 of 12 Pages


           (d) Ownership of More than Five Percent on Behalf of Another Person:
               The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Persons' knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities. Baron Capital Partners, L.P., an investment partnership and an advisory client of BCM, owns 468,750 (5.3%) of the shares reported herein.
           (e) Ownership of Less than Five Percent:
               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          By virtue of their investment advisory agreements with their clients, BCM and BAMCO have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. The advisory agreements for the Baron Funds have been approved by their Board of Trustees. The agreements of the Baron Funds are filed as exhibit 99 to Form N1-A for Baron Asset Fund and are incorporated by reference herein. All the advisory agreements are pursuant to a standard form.

Item 7.    Material to be Filed as Exhibits
           Exhibit 99 - 36 days of trading.

 Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:     August 25, 1997

                                Baron Capital Group, Inc., Baron Capital, Inc., BAMCO, Inc., Baron Capital Management, Inc.
                                and Baron Asset Fund
                                By:


                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron, President


                                Ronald Baron, Individually
                                By:

                                /s/ Ronald Baron
                                _______________________________________
                                    Ronald Baron